Greater Bay Bancorp

Summary Annual Report 2003

Our business is about relationships.



Ken
Ritchie
Roger
Anna
John
Murray
Allison
Marjorie
Eric
Fred

ersen Right: Ken Petersen,
e,





Ken

Marjorie

Ken

Marjorie

Constantly Exceeding Expectations. When Ken Petersen retired as a civil engineer in 1992, he knew just what he wanted to do—go right back to work. Construction was booming throughout the Bay Area, and local building departments couldn't review construction documents fast enough. With Frank Linhart and Kevin Powers, Petersen launched Linhart Petersen Powers Associates, or LP²A, to offer on-demand building department review services to local jurisdictions. Everything looked bright, until LP²A asked their former bankers to provide a line of credit. "They turned us down," Petersen recalls. "So did everyone else I asked. They didn't understand the opportunity we had, or some higher-up in their headquarters didn't understand. So they wouldn't take a chance on us." Then LP²A found a banker, Marjorie







"Mt. Diablo always answers our needs. We keep getting the same great service, but with the offerings of a bigger bank." Ken Petersen, LP²A

"Service raised to a higher power" is the motto on which LP²A bases their business, and it is what they have with their bank.

LP²A offers municipal consulting and flexible, on-demand outsourcing options across the western United States.

Wong-Gillmore, who saw success waiting to happen. She swiftly arranged a line of credit. Today, LP²A has more than 160 employees working in 110 jurisdictions, and Mt. Diablo National Bank has built a multi-million dollar banking relationship with the firm. "I use the bank as a model for how to treat our own customers," Petersen says today. "They have taught us so much about how to think along with the people you serve, so that you are constantly exceeding expectations just by how you do business." Client: Linhart Petersen Powers Associates Industry: Municipal Consulting Geography: Western United States. Client since: 1993 Works with: Marjorie Wong-Gillmore, Mt. Diablo National Bank Benefits from: Commercial real estate loans, SBA loans, depository accounts, and cash management services

low: Jeanie and Dr. Stewart Ritchie
Right: Bill Pope, Frank Lapetina, Dr. Stewart Ritchie,
Jeanie Ritchie, *Guckenheimer Enterprises;*
Ted de Grosz, *ABD Insurance and Financial Services*





Ritchie

Fred

Ritchie \ Fred

The Benefits of Success. Jeanie and Dr. Ritchie built America's largest privately held corporate dining company, Guckenheimer, by giving away a big piece of it—to their workers. Understanding that providing great food service requires both great food and great service, the Ritchies dedicate as much energy to rewarding their employees as they do to making corporate cafes a gourmet experience. The employee stock ownership plan (ESOP) they created back in 1988 is a big reason why Guckenheimer believes, with nearly 5,000 people in 450 locations nationwide, it has the lowest employee turnover ratio in the industry. "We strive to be the employer of choice in every way an employee measures it," says Dr. Ritchie. That includes benefits. In 2002, Guckenheimer sought ways to cost-effectively address rising costs for key employee



"ABD values service, excellence and making all the numbers work just as much as we do." Jeanie Ritchie, Guckenheimer


3.8

The company's unique philosophy helps keep its annual employee turnover at an industry low of 3.8%.



Guckenheimer, founded in 1963, is the largest independently operated corporate dining specialist in the United States.

benefit programs, especially workers' compensation coverage. Guckenheimer chose ABD Insurance and Financial Services, one of America's top commercial insurance brokerages and a member of the Greater Bay family, because they saw a way of doing business they recognized. "ABD values service, excellence and making all the numbers work just as much as we do," Jeanie Ritchie says. "We needed a better partner for risk management and they have helped us become a safer, stronger company," Dr. Ritchie adds. Client: Guckenheimer Enterprises Industry: Corporate Dining Food Services Geography: Nationwide Client since: 2002 Works with: Fred de Grosz, ABD Insurance and Financial Services Benefits from: Commercial insurance including workers' compensation, property and casualty, and directors and officers liability

Greater Bay Bancorp is a diversified financial services organization committed to business excellence and superior relationship-based client service delivered through 11 Bay Area community banking franchises, national specialty finance businesses and our leading regional commercial insurance brokerage—ABD Insurance and Financial Services.

Solutions

- Cash Management Services
- Commercial Banking
- Commercial Insurance Brokerage
- Construction Financing
- Employee Benefits Consulting
- Foreign Exchange Services
- International Banking
- Personal and Private Banking
- Real Estate Financing
- SBA Lending
- Specialty Business Financing
- Trust and Investment Services
- Venture Banking

elow: Roger Burch Right: Austin Vanderhoof,
oger Burch, *Pacific States Industries;*
Samson, *San Jose National Bank*





Roger — Eric

Roger — Eric

Banking on Broader Options. Like all entrepreneurs, Roger Burch values the flexibility of workable options and making his own decisions. When he recently decided to consolidate financing for his privately held Pacific States Industries (PSI), a California forestry and timber products company, he was pleased to learn that San Jose National Bank (his personal bank for more than 20 years) was able to offer him middle-market commercial lending options as well. That's because San Jose National Bank is a member of the Greater Bay family, with access to the combined assets of a regional bank and the local presence of a community bank. "I needed fewer encumbrances on PSI," Burch says. "I had business reasons for that, and I needed a bank to understand and respond." San Jose National Bank quickly put together a revolving credit facility that streamlined Burch's financial picture. The bank also



"In any banking relationship, it's the people who have to deliver. The folks at SJNB know that, and they act on it."
Austin Vanderhoof, PSI

PSI practices sustainable forestry in California's timberlands stretching from Santa Cruz to Humboldt counties.



PSI is vertically integrated, with its own resources in timberlands, sawmills and distribution.

helped him enhance his existing business through ABD Insurance and Financial Services, which is also part of the Greater Bay family. "We've been delighted with our new relationship," Burch says. "The bank is as thorough and flexible as ever, but with the ability to do larger deals and offer broader services." Client: Roger Burch, Owner, and Austin Vanderhoof, Chief Financial Officer, Pacific States Industries Industry: Forestry and Timber Products Geography: Northern California Client since: 1982 Works with: Eric Samson, San Jose National Bank, and Fred Cannon, ABD Insurance and Financial Services Benefits from: Revolving credit facility, equipment and real estate lending, cash management services, private banking and commercial insurance including vehicles, workers' compensation, property and casualty, and directors and officers liability

Below: Anna Berik, DMD Right: Anna Berik, DMD, John Walsh, DMD, *Newton Dental Associates;* Allison Farey, *Matsco*





Allison

Anna

Allison

Anna

Practicing Great Service. Anna Berik, DMD, is a dentist with a vision. "I want to change people's minds about dentistry," she says, describing a patient experience that gives people a wide range of dentistry options in a relaxing, spa-like environment. In 2000, she and her husband, John Walsh, DMD, found a practice for sale in a suburb of Boston that would be a perfect place to realize their vision—if they could come up with the purchase price of $1 million. Matsco, a member of the Greater Bay family focusing on dental and veterinary practices, stepped up to back them—and not just with a loan. "The amount of service we get from Matsco along with the financing they provide is amazing," Berik reports. "One of the ways you can tell you're dealing with good



"Matsco wanted a long-term relationship, not just a transaction, and so did we."
John Walsh, DMD, Newton Dental Associates



A client-centered approach enables Newton Dental's patients and specialists alike to achieve superior outcomes and higher satisfaction.



Newton Dental Associates offers both general dentistry and multiple specialties in the same office, with the same team.

people is by the quality of the referrals they give you, and Matsco has connected us with some outstanding resources to help us build and manage our practice." Business is so good that Berik and Walsh came back to Matsco in 2003 for financing to remodel their office and expand their practice. "Matsco has become an integral part of our business," Berik says. "I can't imagine doing all this without them." Client: Anna Berik, DMD, and John Walsh, DMD, Owners, Newton Dental Associates Industry: Multi-Specialty Group Dentistry Geography: Boston, MA Client since: 2000 Works with: Allison Farey, Matsco Benefits from: Financing for purchase of existing practice and major remodel of dental facilities

We maintain personal relationships here at home and across the nation.

- ABD Insurance and Financial Services
- Bank of Petaluma
- Bank of Santa Clara
- Bay Area Bank
- Bay Bank of Commerce
- CAPCO
- Coast Commercial Bank
- Cupertino National Bank
- Golden Gate Bank
- Greater Bay Bank
- Greater Bay Capital
- Greater Bay Private Capital Banking
- Greater Bay Trust Company
- Matsco
- Mid-Peninsula Bank
- Mt. Diablo National Bank
- Pacific Business Funding
- Peninsula Bank of Commerce
- San Jose National Bank
- Venture Banking Group



Bay Area
National
Aptos, CA (G)
Arlington, TX (N)
Boston, MA (N, Q)
Capitola, CA (A, G)
Carmel-by-the-Sea, CA (J)
Chicago, IL (K, N)
Cupertino, CA (H, Q)
Danville, CA (P)
Emeryville, CA (N)
Fremont, CA (J)
Lafayette, CA (P)
Laguna Niguel, CA (N)
Los Gatos, CA (S)
Millbrae, CA (R)
Milpitas, CA (C)
New York, NY (N)
Oakland, CA (A)
Palo Alto, CA (L, M, O, T)
Petaluma, CA (A, B)
Pleasanton, CA (P)
Pt. Reyes Station, CA (B)
Portland, OR (N)
Redwood City, CA (A, D)
Reno, NV (A)
Sacramento, CA (A)
San Francisco, CA (A, I)
San Jose, CA (C, J, S)
San Leandro, CA (E)
San Mateo, CA (O)
San Rafael, CA (J)
San Ramon, CA (E)
Santa Clara, CA (C, M)
Santa Cruz, CA (G)
Saratoga, CA (S)
Scotts Valley, CA (G)
Scottsdale, AZ (A)
Seattle, WA (A, F)
Sunnyvale, CA (C)
Torrance, CA (A)
Valley Ford, CA (B)
Walnut Creek, CA (J)
Watsonville, CA (G)

Below: John Anderson Right: Clancy Swanson Stein, Murray Dey, *Mid-Peninsula Bank;* John Anderson, *Anderson Honda*





Murray

John

John / Murray

Giving Credit Where Credit is Due. John Anderson is one of the most successful automotive dealers in the country. In 1998, he sold his Bay Area dealership network—but that was just the first act in a continuing career. In 2000, he bought back one of his dealerships—Anderson Honda in Palo Alto—and began working his magic again: appealing to customers over the radio, respecting them when they came into his showroom, and striking fair deals that met their needs. By 2003, General Motors was calling, asking if Anderson would buy and turn around two underperforming Chevy dealerships in the Bay Area. Anderson began discussions about financing the deal with a major national lender, but after three months of frustration, Anderson decided that he deserved the same respect and fair dealing



"Service is what it's all about. Mid-Peninsula follows through on the little things just like they do on major transactions." John Anderson, Anderson Honda



Millions of Bay Area radio listeners have heard John Anderson's voice on the air, doing his own engaging commercials.



Along with his Bay Area automotive dealerships, John Anderson is part-owner of Courtesy Motors in Chico, California.

he gives his customers. "I went to Murray Dey at Mid-Peninsula Bank and he arranged the financing I needed in a matter of days," he recalls. "Murray's known my businesses for years, and he knew that I wouldn't be asking for the money unless it made sense." Sure enough, although Anderson modestly calls his Courtesy Chevrolet dealerships "a work in progress," they're quickly becoming a reflection of the success of their new majority owner. Client: John Anderson, Majority Owner, Anderson Honda and Courtesy Chevrolet Industry: Automotive Sales and Service Geography: Northern California Client since: 1989 Works with: Murray Dey and Clancy Swanson Stein, Mid-Peninsula Bank Benefits from: Financing for dealership purchases, depository accounts and cash management services

Our Strategy

Creating a Sweet Spot. Greater Bay offers its clients a value proposition not usually found in financial services today—outstanding execution based on strong personal relationships and deep community roots; with sophisticated financial strength, top-tier financing solutions and insurance brokerage services. From our established base in the greater San Francisco Bay Area—one of the nation's most dynamic regional economies—Greater Bay is serving a focused market with quality financial solutions while strengthening our capabilities and expanding in carefully targeted specialty markets across the United States. We have created a sweet spot between the impersonal scale of "major" institutions and the limited geography and capacity of smaller enterprises.

A Straight-forward Business Model. Greater Bay's 11 community banking franchises, which ring the San Francisco Bay, share an uncompromising commitment to outstanding client service. Clients enjoy one-to-one relationships with experienced bankers, local business knowledge born from local involvement, local decision-making that cuts through red tape, and effective referrals to our broad network of expert resources and service providers. Greater



"We founded our business on relationships and it is a core strategy to this day." David Kalkbrenner


1:1

Our clients enjoy one-to-one relationships with experienced professionals.



Deep roots in the Bay Area is one of Greater Bay's greatest strengths.

Bay's community bankers also share the resources of a regional financial power with assets of nearly $8 billion and a growing family of financial services companies. As their needs evolve and grow, our clients can find the services they need within the context of an existing, outstanding banking relationship.

A Dynamic Track Record. Few regional economies have the Bay Area's ability to move whole industries in new directions, its ability to set trends that sweep the nation, or its ability to weather cyclical downturns due to its broad diversity. With long experience in this highly entrepreneurial, diverse and vibrant economy, we are able to spot opportunities and assess risks that might be missed by slower-moving national competitors or smaller competitors with shorter track records.

And because of our size and strength, Greater Bay is also able to offer clients the banking and financial services they need throughout their business life cycle—as well as through challenging economic and industry cycles. Success in this aggressive and competitive regional market comes from a willingness to break new ground in business strategy and execution. We understand this process from the



We understand that in a business based on relationships, there is nothing more important than our people.

"A culture that fosters productivity, creativity, integrity and overall competence is our mission; it is our first priority."
Peggy Hiraoka,
Human Resources

inside, because our people have been part of it for decades.

Strength in Diversification. In today's complex legal and regulatory environment, managing and growing a business can be fraught with many more risks than in the past. California has long been a bellwether for the nation in areas ranging from product liability to intellectual property to workers' compensation. Through ABD Insurance and Financial Services, Greater Bay offers clients top-tier commercial insurance services. A regional leader in the commercial insurance brokerage field, ABD works with clients to manage their risk with tailored insurance solutions backed by extensive regional experience and in-depth industry expertise.

Greater Bay also provides clients with access to a range of commercial financing options that support both major transitions in the business growth cycle and the particular needs of specific industries. Like their counterparts in community banking, Greater Bay's specialty finance teams offer clients value-added knowledge, expertise and service—whether they are helping companies expand with market opportunity, maintain a steady cash flow when markets are uneven or convert prospects to customers with private label leasing and lending. Assembling a broad portfolio of insurance and specialty finance capabilities benefits both Greater Bay and its clients. Our clients gain access to addi-



"ABD generated a record $119 million in revenue—which made us America's 12th largest commercial insurance brokerage." Fred de Grosz, ABD



Expanding and developing broader insurance and specialty finance capabilities not only broadens solutions for our clients, it strengthens our revenue streams and provides diversification.



"Detailed client and industry information, precise risk management and excellent customer service are the essence of our business success." Keith Wilton, Specialty Finance Group

tional expertise and specialized solutions through a company they know and trust. Simultaneously, we strengthen our revenue streams and diversify both geographically and by industry type. This in turn sets the stage for continued long-term growth in California and other strategic markets across the country.

Professional Depth. Strong business assets provide an opportunity for success only to the extent that human resources can skillfully manage and leverage those assets. It is here, in our people, that Greater Bay has particular strength. From extensive local experience to top-tier finance and risk management talent, we built a team of leading professionals who are dedicated to bringing this strategy to life. To this core team, we are systematically adding resources and talent to ensure that our vision is wed to the means that will guide it to reality.

Focused Growth and Evolution. As Greater Bay acts on opportunities for growth and expansion in strategically compatible businesses and geographies, we will continue to evolve as a company. But we will remain focused and aware of the key components that have led to our success—deep roots in a dynamic, growing regional economy, experienced professionals who are leaders in their fields and connected to their clients and their communities, and an uncompromising commitment to outstanding personal service.

March 31, 2004

To Our Shareholders and Clients,

Your company posted another year of solid operating results in 2003, highlighted by earnings of $92 million for the year ended December 31. These results were achieved even with the extended pressure that decreasing interest rates placed on net interest margins and the continued challenges presented by the Bay Area economy, both of which limited growth opportunities and tested the efficacy of our relationship-based operating philosophy and credit culture. We are pleased to report that your company anticipated, faced and met these challenges. In the process, we sustained our position as one of the leading regional community banking institutions in the country. Our formula is simple and our strategy remains sound. We rely upon local people, serving local markets, to make local decisions based upon superior local knowledge. We are committed to discipline in our operations and to being individually responsive to our clients' needs. And we adhere to the belief that attracting, developing, recognizing, and rewarding a professional team of truly exceptional people is the key to translating those values into reality.

During this past year, core deposits grew by $137 million. While loan totals reflected the recent softness of the regional economy, we are pleased that our rigorous application of sound credit fundamentals translated into loan portfolio quality metrics that compare favorably to peers in several key areas. Our progress toward greater diversification as a financial services provider through our commercial insurance and specialty finance areas also continues—with an increase in non-interest income to 37% of total revenue in



"Our progress in 2003 sustained our position as one of the leading regional community banking institutions in the country."
Byron Scordelis



"We strengthened our foundations, further improved efficiency and laid groundwork for continued growth and expansion."
Duncan Matteson

2003 from 31% in 2002. This is only one of several meaningful and positive indicators of success in our diversification strategy. We are particularly pleased that our ABD Insurance and Financial Services subsidiary generated a record $119 million in revenue—which made it the nation's twelfth-largest commercial insurance brokerage and the fourth-largest bank-owned insurance firm. ABD's well-deserved reputation for exemplary leadership in providing professional risk management services to its clients is a base from which we can build and fortify their position as the largest and most respected firm of its kind in the western United States.

Matsco, one of our specialty finance divisions dedicated to serving the credit-related needs of the dental and veterinary professions, delivered strong performance including a record year for new loan fundings. It is among the largest institutions of its kind in the nation and enjoys the exclusive endorsement of both the American Dental Association and the American Association of Animal Hospitals for providing financial services to their members. In 2003, Matsco implemented new streamlined processing efficiencies and enhanced risk-based analytics for credit decisions that contributed to its results. We look forward to utilizing this platform as a model for continued future growth in both Matsco and our other similarly defined businesses.

With respect to our community banking business, we are pleased to share with you that your company completed the consolidation of our 11 separate banking charters into one national bank charter effective February 1, 2004. While this change will enable us to manage in a more



Greater diversification in commercial insurance and specialty finance increased non-interest revenue of 37% to total revenue.



Operating efficiencies will be improved by consolidating Greater Bay's 11 bank charters to one, effective February 1, 2004.


$137

Core deposits grew $137 million in 2003.

efficient way financially and operationally, we will continue to serve our community banking markets with our separate and distinct local franchises. Within these local banking "brands," local management and local decision-making power will continue—as we strongly believe those elements to be critical to our success. Streamlining of operational and reporting systems is now possible with the charter consolidation which is expected to continue over the next 18 months. We fully anticipate that these changes will be largely transparent and seamless with respect to the service we provide to our clients.

Across all of our business lines, in addition to focusing on quality business growth, your company has dedicated significant resources to enterprise-wide risk management, Sarbanes-Oxley Act compliance and corporate governance initiatives. We established a dedicated risk management department with oversight responsibility for compliance, credit review, internal audit, insurance management and risk assessment. Under Sarbanes-Oxley, we enhanced our Code of Ethics, established a whistleblower hotline, and implemented policies and procedures that have permitted our CEO and CFO to certify financial statements and internal controls without qualifications. Finally, we have developed corporate governance guidelines, conducted a board self-assessment and appointed a Board Governance and Nominating Committee with responsibility for ensuring that our board continues to move toward "best practices" in the governance arena. All of these important efforts will continue throughout 2004 and beyond.



When considering where we are in 2004, we need to thank David Kalkbrenner who was a founder of this company, and who led and built our enterprise as President and CEO until his retirement at the end of 2003. He will continue to play an essential role going forward as Vice Chairman of the Board. David, we are genuinely grateful for your vision, your leadership, your wisdom, and your friendship. We wish you well in your retirement and appreciate the benefit of your continued involvement on the Board.

This has been an important year for strengthening our foundations, identifying efficiency opportunities and laying the groundwork for growth and expansion in our diverse but complementary business activities. Our future is promising and we continue to invest in the systems and the people that will allow Greater Bay to fully leverage not only our business potential, but the important role we play in the lives of the people, the businesses and the communities we serve.

Byron A. Scordelis
President and
Chief Executive Officer

Duncan L. Matteson
Chairman of the Board

Selected Financial Highlights

Net Income (in millions)


2003 $92
2002 $124
2001 $80
2000 $67
1999 $51

Net Income Per Diluted Share


2003 $1.62
2002 $2.30
2001 $1.57
2000 $1.33
1999 $1.09

Non-interest Income to Total Revenues


2003 36.54%
2002 31.16%
2001 12.73%
2000 15.46%
1999 19.27%

Regulatory Capital—
Total Capital to Risk Weighted Assets


2003 14.13%
2002 12.97%
2001 12.79%
2000 10.87%
1999 11.23%

Allowance for Loan
and Lease Losses (in millions)


2003 $126
2002 $130
2001 $125
2000 $91
1999 $54

Allowance for Loan
and Lease Losses to Total Loans


2003 2.77%
2002 2.70%
2001 2.77%
2000 2.24%
1999 1.89%

Assets (in billions)


2003 $7.60
2002 $8.08
2001 $7.88
2000 $5.82
1999 $4.31

Loans, net (in billions)


2003 $4.41
2002 $4.66
2001 $4.37
2000 $3.97
1999 $2.81

Deposits (in billions)


2003 $5.31
2002 $5.27
2001 $4.99
2000 $4.75
1999 $3.74


A
B
C
D

Deposit Portfolio Composition (in thousands)

A	MMDA, NOW and savings	$2,858,647	54%
B	Demand, non-interest bearing	1,077,648	20%
C	Time certificates, $100,000 and over	735,657	14%
D	Other time certificates	640,715	12%
	Total deposits	$5,312,667	


A
B
C
D
E

Loan Portfolio Composition (in thousands)

A	Commercial	$1,937,766	42%
B	Term real estate—commercial	1,636,356	36%
C	Real estate construction and land	537,079	12%
D	Real estate other	273,504	6%
E	Consumer and other	167,593	4%
	Total loans, gross	$4,552,298	

Greater Bay uniquely combines deep community roots and responsive personal service with size, strength and sophisticated financial solutions.

Selected Financial Highlights

(dollars in thousands, except per share amounts)
As of and for the years ended December 31,

	2003	2002	2001	2000*	1999*
Statement of Operations Data					
Interest income	$407,719	$505,412	$507,241	$423,639	$298,634
Interest expense	109,838	160,555	199,793	165,892	110,710
Net interest income	297,881	344,857	307,448	257,747	187,924
Provision for loan losses	28,195	59,776	54,727	28,821	14,901
Net interest income after provision for loan losses	269,686	285,081	252,721	228,926	173,023
Non-interest income[1]	171,542	156,122	44,842	47,131	44,845
Operating expenses[1]	292,208	244,876	191,279	165,228	140,106
Income before income tax expense	149,020	196,327	106,284	110,829	77,762
Income tax expense	57,017	72,053	26,468	43,665	26,461
Net income	$ 92,003	$124,274	$ 79,816	$ 67,164	$ 51,301
Per Share Data[2]					
Net income per common share					
Basic	$1.65	$2.35	$1.61	$1.40	$1.15
Diluted	1.62	2.30	1.57	1.33	1.09
Cash dividends per common share[3]	0.54	0.49	0.43	0.35	0.24
Book value per common share	12.54	11.64	9.31	7.92	6.63
Common shares outstanding at year end	52,529,850	51,577,795	49,831,682	48,748,713	46,174,308
Average common shares outstanding	52,040,000	51,056,000	49,498,000	47,899,000	44,599,000
Average common and common equivalent shares outstanding	52,993,000	54,135,000	50,940,000	50,519,000	47,078,000
Performance Ratios					
Return on average assets	1.16%	1.50%	1.18%	1.34%	1.33%
Return on average shareholders' equity	12.88%	20.29%	17.77%	19.21%	18.92%
Net interest margin	4.20%	4.52%	4.86%	5.56%	5.29%
Dividend payout ratio[3]	37.08%	23.61%	27.88%	27.82%	20.80%
Equity to assets ratio	9.87%	8.43%	5.88%	6.63%	7.11%
Balance Sheet Data—At Period-End					
Assets	$7,601,423	$8,082,038	$7,883,829	$5,821,264	$4,306,358
Loans, net	4,411,639	4,661,547	4,370,977	3,973,329	2,813,329
Securities available for sale	2,227,153	2,562,986	2,970,630	1,091,064	863,590
Deposits	5,312,667	5,272,273	4,990,071	4,750,404	3,736,621
Borrowings	1,282,191	1,947,554	2,320,671	565,876	201,124
Preferred stock of real estate investment trust subsidiaries of the Banks	15,302	15,650	15,000	–	–
Convertible preferred stock	91,752	80,900	–	–	–
Common shareholders' equity	658,765	600,159	463,684	385,948	306,114
Asset Quality Ratios					
Nonperforming assets** to total loans and other real estate owned	1.36%	0.80%	0.69%	0.32%	0.26%
Nonperforming assets** to total assets	0.81%	0.47%	0.39%	0.22%	0.17%
Allowance for loan and lease losses to total loans	2.77%	2.70%	2.77%	2.24%	1.89%
Allowance for loan and lease losses to nonperforming assets**	204.49%	339.77%	402.79%	702.37%	734.94%
Net charge-offs to average loans	0.67%	1.19%	0.59%	0.33%	0.07%
Regulatory Capital Ratios					
Leverage ratio	9.98%	8.61%	8.01%	8.79%	8.32%
Tier 1 capital	12.87%	11.71%	10.49%	9.57%	9.92%
Total capital	14.13%	12.97%	12.79%	10.87%	11.23%

* Restated on a historical basis to reflect the mergers with SJNB Financial Corp during 2001 and Mt. Diablo Bancshares, Coast Bancorp, Bank of Santa Clara and Bank of Petaluma in 2000 on a pooling-of-interests basis.

** Excludes accruing loans past due 90 days or more and restructured loans.

1 As a result of the ABD acquisition in March 2002 and the S&C acquisition in July 2003, our 2003 results included insurance agency commissions and fees totaling $117.5 million and operating expenses totaling $99.0 million; our 2002 results included insurance agency commissions and fees totaling $88.5 million and operating expenses totaling $73.6 million for a ten month period only. There were no such insurance agency commissions and fees for prior years.

2 1999 is restated to reflect a 2-for-1 stock split effective as of October 4, 2000.

3 Includes only those dividends declared by Greater Bay, and excludes those dividends paid by Greater Bay's subsidiaries prior to the completion of their mergers with Greater Bay.

Selected Financial Highlights

(dollars in thousands, except per share amounts)
As of and for the years ended December 31,

Condensed Consolidated Balance Sheets

	2003	2002
Assets		
Cash and cash equivalents	$ 275,891	$ 314,514
Securities available for sale, at fair value	2,227,152	2,562,986
Total loans, net	4,411,639	4,661,547
Other assets	686,741	542,991
Total assets	$ 7,601,423	$ 8,082,038
Liabilities and Shareholders' Equity		
Total deposits	$ 5,312,667	$ 5,272,273
Borrowings	1,282,191	1,947,554
Other liabilities	240,746	165,502
Preferred stock of real estate investment trust subsidiaries of the Bank	15,302	15,650
Shareholders' equity	750,517	681,059
Total liabilities and shareholders' equity	$ 7,601,423	$ 8,082,038

See notes to consolidated financial statements.

Condensed Consolidated Statements of Operations

	2003	2002	2001
Interest income	$ 407,719	$ 505,412	$ 507,241
Interest expense	109,838	160,555	199,793
Net interest income	297,881	344,857	307,448
Provision for loan and lease losses	28,195	59,776	54,727
Net interest income after provision for loan and lease losses	269,686	285,081	252,721
Non-interest income	171,542	156,122	44,842
Operating expense	292,208	244,876	191,279
Income before provision for income taxes	149,020	196,327	106,284
Provision for income taxes	57,017	72,053	26,468
Net income	$ 92,003	$ 124,274	$ 79,816
Net income per share—basic	$ 1.65	$ 2.35	$ 1.61
Net income per share—diluted	$ 1.62	$ 2.30	$ 1.57
Cost dividend per share of common stock	$ 0.54	$ 0.49	$ 0.43

See notes to consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income

	2003	2002	2001
Net income	$ 92,003	$ 124,274	$ 79,816
Other comprehensive income (loss)	(18,415)	14,657	10,002
Comprehensive income	$ 73,588	$ 138,931	$ 89,818

See notes to consolidated financial statements.

Condensed Consolidated Statements of Shareholders' Equity

	2003	2002	2001
Beginning balance	$ 681,059	$ 463,684	$ 385,948
Net income	92,003	124,274	79,816
Other comprehensive income (loss), net of taxes	(18,415)	14,657	10,002
7.25% convertible preferred stock issued in purchase accounting transaction	10,852	80,900	–
Issuance of shares for acquisitions, net of cash paid in lieu of fractional shares	–	–	1,363
Stock issued via employee benefit plans and Dividend Reinvestment Plan	19,129	26,883	11,640
Cash dividend declared	(34,111)	(29,339)	(22,255)
Stock retired by Greater Bay Bancorp	–	–	(2,830)
Ending balance	$ 750,517	$ 681,059	$ 463,684

See notes to consolidated financial statements.

Condensed Consolidated Statements of Cash Flows

	2003	2002	2001
Cash flows—operating activities			
Net income	$ 92,003	$ 124,274	$ 79,816
Other, net	72,046	(5,138)	(1,465)
Operating cash flows, net	164,049	119,136	78,351
Cash flows—investing activities			
Purchase, sales and maturities of securities available for sale, net	294,695	470,189	(1,845,626)
Loans, net	163,965	(374,776)	(461,110)
Other, net	(17,957)	(45,441)	(13,696)
Investing cash flows, net	440,703	49,972	(2,320,432)
Cash flows—financing activities			
Net change in deposits	40,394	282,202	239,667
Net change in borrowings	(667,012)	(364,744)	1,754,538
Cash dividends	(34,111)	(29,339)	(22,255)
Other, net	17,354	41,883	9,560
Financing cash flows, net	(643,375)	(69,998)	1,981,510
Net change in cash and cash equivalents	(38,623)	99,110	(260,571)
Cash and cash equivalents at beginning of period	314,514	215,404	475,975
Cash and cash equivalents at end of period	$ 275,891	$ 314,514	$ 215,404

See notes to consolidated financial statements.

Our roots are in the communities we serve. This foundation will continue to frame our business strategy and execution.

Greater Bay Bancorp Board of Directors

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Byron A. Scordelis
President and
Chief Executive Officer
Greater Bay Bancorp

Robert A. Archer
Chairman
Coast Counties Truck
and Equipment Co.

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

Susan Ford Dorsey
President
Sand Hill Foundation

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

James E. Jackson
Attorney at Law
James E. Jackson,
A Professional Corp.

David L. Kalkbrenner
Vice Chairman
Retired President and
Chief Executive Officer
Greater Bay Bancorp

Stanley A. Kangas
Retired Consulting Engineer
and Private Investor

Daniel G. Libarle
President and Owner
Lace House Linen, Inc.

Rex D. Lindsay
Private Investor

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones &
Appel, Inc.

George M. Marcus
Chairman
The Marcus & Millichap
Company

Glen McLaughlin
Retired President and
Chief Executive Officer
Venture Leasing Associates

Linda R. Meier
Community Volunteer

Donald H. Seiler
Founding Partner
Seiler & Company, LLP

Warren R. Thoits
Attorney at Law
Thoits, Love,
Hershberger & McLean

James C. Thompson
Partner
Comstock, Thompson,
Kontz & Brenner

Thaddeus J. Whalen, Jr.
Professor of Economics
Santa Clara University

Strategic Development Boards

Bank of Petaluma

Howard B. Daulton, II
President and
Chief Executive Officer
Bank of Petaluma

Walter E. Bragdon
Retired President and
Chief Executive Officer
Bank of Petaluma

John H. Dado
Retired CPA

Robert W. Giacomini
President
Robert Giacomini Dairy, Inc.

Henry C. Hansel
President
Hansel Auto Group

Max K. Herzog
President and Owner
Sleepy Hollow Dairy and
Sleepy Hollow Vineyards

John J. King, Jr.
Of Counsel
Anderson, Zeigler, Disharoon,
Gallagher & Gray

Daniel G. Libarle
President and Owner
Lace House Linen, Inc.

James E. McCaffrey
Sole Proprietor
McCaffrey Offices

William H. McDevitt
President
McDevitt & McDevitt
Construction Corp.

William J. McDowell
Owner
McDowell Dairy

Bank of Santa Clara

Michael J. King
President and
Chief Executive Officer
Bank of Santa Clara

Louis F. Boitano
Senior Partner
Boitano, Sargent & Lawrence

A. Stanley Chinchen
Private Investor

Gerald R. Graham
Chairman
Reed & Graham, Inc.

Louis J. Mariani
Owner
Mariani's Restaurant and Inn

Donald R. Von Raesfeld
Retired City Manager
City of Santa Clara

Thaddeus J. Whalen, Jr.
Professor of Economics
Santa Clara University

Bay Area Bank

Frank M. Bartaldo, Jr.
President and
Chief Executive Officer
Bay Area Bank

Gary S. Goss
CPA
Gary Goss, CPA

Robert R. Haight
Private Investor

Stanley A. Kangas
Retired Consulting Engineer
and Private Investor

David J. Macdonald
Real Estate Broker
David J. Macdonald Real Estate

Dennis W. Royer
Real Estate Broker

Bay Bank of Commerce

Oswald A. Rugaard
Independent Sales Consultant

Mark A. Wilton
Owner
MarWil Investment

Coast Commercial Bank

Richard G. Hofsetter
President and
Chief Executive Officer
Coast Commercial Bank

Gilbert W. "Bud" Cummings
Retired Owner
Santa Cruz Coin Exchange

Harvey J. Nickelson
Retired President and
Chief Executive Officer
Coast Commercial Bank

Gus J. Norton
Broker and Partner
Sun Properties

James C. Thompson
Partner
Comstock, Thompson,
Kontz & Brenner

Cupertino National Bank

David R. Hood
President and
Chief Executive Officer
Cupertino National Bank

C. Donald Allen
Financial Consultant

Stephen C. Andrews
Retired President
McWhorters Stationers

Carl E. Cookson
Owner
Business Connections

Janet M. De Carli
Broker
Coldwell Banker
Real Estate

John M. Gatto
Vice Chairman
Greater Bay Bancorp
Architect
Maria Enterprises

James E. Jackson
Attorney at Law
James E. Jackson,
A Professional Corp.

Cynthia Kenyon-Lazares
President
CBIZ – Mayer
Hoffman McCann

Rex D. Lindsay
Private Investor

Richard W. Lowenthal
Council Member
City of Cupertino

Glen McLaughlin
Retired President and
Chief Executive Officer
Venture Leasing Associates

John M. Sobrato
General Partner
Sobrato Development
Companies

Devendra Verma
Private Investor
and Partner
Edgewood Ventures Partners

Dennis S. Whittaker
President
Whittaker Insurance
Agency, Inc.

Golden Gate Bank

James R. Woolwine
Chief Executive Officer
Golden Gate Bank

James P. Williams
President and
Chief Operating Officer
Golden Gate Bank

Mara Brazer
Principal, Public Relations
and Marketing Consultant
Brazer Communications

George H. Clyde, Jr.
Attorney at Law
Rules Advisor
The 2007 America's Cup

Kay Dryden
Attorney at Law

Mary C. Falvey
Management Consultant
Falvey Associates

Donald R. Krohn
Managing Partner
Krohn and Croak

Robert A. Luster
Chief Executive Officer
Luster National, Inc.

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Stephen D. Mayer
President and
Chief Executive Officer
Burr, Pilger & Mayer, LLP

Mid-Peninsula Bank

Teresa C. Lachenbruch
President and
Chief Executive Officer
Mid-Peninsula Bank

Lawrence A. Aufmuth
Principal
Aufmuth Law Corp.

Allan F. Brown
Chairman
Vance Brown, Inc.

James G. B. DeMartini, III
Managing Partner
Seiler & Company, LLP

Murray B. Dey
Executive Vice President
Chief Credit Officer
Mid-Peninsula Bank

Leonard W. Ely
Retired President
Ely Motor Co.

David L. Kalkbrenner
Vice Chairman
Retired President and
Chief Executive Officer
Greater Bay Bancorp

R. Hewlett Lee, MD
Retired Surgeon and
Former Executive Director
Palo Alto Medical Clinic

Strategic Development Boards

(continued)

Helen C. Leong
Managing Partner
Leong Ventures

Dennis A. LeVett
President
Strutz-LeVett Co.

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Warren R. Thoits
Attorney at Law
Thoits, Love,
Hershberger & McLean

Donald A. Way
Chairman and
Chief Executive Officer
Thoits Insurance Service, Inc.

Mt. Diablo National Bank

J. Craig Van Selow
President and
Chief Executive Officer
Mt. Diablo National Bank

Robert Y. Anderson
CPA, CFA, CVA and
Managing Partner
Blanding, Boyer & Rockwell, LLP

Michael K. Brown
Attorney at Law
Morgan Miller Blair

Frank L. Capilla
Chairman
Can-Am Plumbing

John P. Ferreri
President
Ferreri Investment Corp.

Stephen D. Roath
President
California Symphony
Retired Chief Executive Officer
Longs Drug Stores Corp.

Mark O. Sweeney
Principal
CM Realty

Peninsula Bank of Commerce

Mark F. Doiron
President and
Chief Executive Officer
Peninsula Bank of Commerce

Francis G. Azzopardi
Partner
South City Lumber, Inc., and
Pacific Manor Hardware, Inc.

George R. Corey
Senior Partner
Corey, Luzaich and Pliska, LLP

Daniel J. Harrington
CPA and Partner
Good & Fowler, LLP

Robert A. Marshall, Sr.
Principal
Marshall Realty

Joseph W. Welch
President
San Bruno
Investment Co., Inc.
Partner
Welch Family Partnership

San Jose National Bank

Stephen G. Heitel
President and
Chief Executive Officer
San Jose National Bank

Ray S. Akamine
Chief Financial Officer
Hill View Packing Co., Inc.

Robert A. Archer
Chairman
Coast Counties Truck
and Equipment Co.

Albert V. Bruno
Founding Director
Center for Innovation &
Entrepreneurship
Professor of Marketing
Santa Clara University

Rod Diridon, Sr.
Executive Director
Mineta Transportation Institute

William D. Kron
Private Investor

Arthur K. Lund
Attorney at Law
Hoge, Fenton, Jones &
Appel, Inc.

Diane P. Rubino
President
Hill View Packing Co., Inc.

ABD Insurance and Financial Services Board of Directors

Bruce M. Basso
Chairman
ABD Insurance and
Financial Services

Frederick J. de Grosz
President and
Chief Executive Officer
ABD Insurance and
Financial Services

James J. Czesak
Executive Vice President
Employee Benefits Group
ABD Insurance and
Financial Services

Daniel R. Francis
Chief Operating Officer
ABD Insurance and
Financial Services

James H. Hall
President
Employee Benefits Group
ABD Insurance and
Financial Services

Samuel L. Jones
President
Property and Casualty Group
ABD Insurance and
Financial Services

David L. Kalkbrenner
Vice Chairman
Retired President and
Chief Executive Officer
Greater Bay Bancorp

Debora W. Kartsetter
Executive Vice President
Corporate Development
ABD Insurance and
Financial Services

Duncan L. Matteson
Chairman
Greater Bay Bancorp
Chairman
The Matteson Companies

Greater Bay Bancorp Executive Officers

Byron A. Scordelis
President and
Chief Executive Officer

Kimberly S. Burgess
Executive Vice President and
Chief Administrative Officer

Peggy Hiraoka
Executive Vice President
Human Resources

Linda M. Iannone
Senior Vice President
General Counsel and
Corporate Secretary

Gregg A. Johnson
Executive Vice President
Business and Technology Services

Shawn E. Saunders
Executive Vice President
Finance and Accounting

Kenneth A. Shannon
Executive Vice President
and Chief Risk Officer

Steven C. Smith
Executive Vice President
and Chief Financial Officer

Corporate Directory

Greater Bay Bancorp
Administrative Office
2860 West Bayshore Rd.
Palo Alto, CA 94303
(650) 813-8200

Greater Bay Bancorp Foundation
430 Cowper St., Ste. 250
Palo Alto, CA 94301
(650) 614-8913

Community Banking

Bank of Petaluma
800 North McDowell Blvd.
Petaluma, CA 94954
(707) 765-2222

Bank of Santa Clara
1995 El Camino Real
Santa Clara, CA 95050
(408) 496-4800

Bay Area Bank
900 Veterans Blvd.
Redwood City, CA 94063
(650) 367-1600

Bay Bank of Commerce
1495 East 14th St.
San Leandro, CA 94577
(510) 357-2265

Coast Commercial Bank
75 River St.
Santa Cruz, CA 95060
(831) 458-4500

Cupertino National Bank
20230 Stevens Creek Blvd.
Cupertino, CA 95014
(408) 996-1144

Golden Gate Bank
225 Bush St., Ste. 100
San Francisco, CA 94104
(415) 421-9000

Mid-Peninsula Bank
420 Cowper St.
Palo Alto, CA 94301
(650) 614-5780

Mt. Diablo National Bank
156 Diablo Rd.
Danville, CA 94526
(925) 743-9200

Peninsula Bank of Commerce
1001 Broadway
Millbrae, CA 94030
(650) 697-4333

San Jose National Bank
One North Market St.
San Jose, CA 95113
(408) 947-7562

Greater Bay Bank
Mission between 5th & 6th
Carmel-by-the-Sea, CA 93921
(831) 620-0140

39470 Paseo Padre Pkwy.
Fremont, CA 94538
(510) 818-2900

60 South Market St., Ste. 100
San Jose, CA 95113
(408) 286-1595

999 Fifth Ave., Ste. 100
San Rafael, CA 94901
(415) 258-8595

1255 Treat Blvd., Ste. 100
Walnut Creek, CA 94597
(925) 979-7200

Greater Bay
Private Capital Banking
400 Emerson St.
Palo Alto, CA 94301
(650) 614-5700

Venture Banking Group
Three Palo Alto Square, Ste. 150
Palo Alto, CA 94306
(650) 813-3800

Specialized Financial Businesses

CAPCO
3006 Northup Wy., Ste. 103
Bellevue, WA 98004
(800) 958-2890

Greater Bay Bank
International Banking
225 Bush St., Ste. 100
San Francisco, CA 94104
(800) 891-1112

Greater Bay Bank
SBA Lending
60 South Market St.
San Jose, CA 95113
(800) 722-4711

Greater Bay Capital
100 Tri-State International,
Ste. 140
Lincolnshire, IL 60069
(800) 570-3607

Greater Bay Trust Company
400 Emerson St., 2nd Fl.
Palo Alto, CA 94301
(650) 614-5711

Matsco
2000 Powell St., 4th Fl.
Emeryville, CA 94608
(800) 326-0376

Pacific Business Funding
20195 Stevens Creek Blvd.,
Ste. 220
Cupertino, CA 95014
(408) 255-9300

Insurance Brokerage

ABD Insurance and
Financial Services
305 Walnut St.
Redwood City, CA 94063
(650) 839-6000

Corporate and Investor Information

Greater Bay Bancorp
2860 West Bayshore Rd.
Palo Alto, CA 94303
(650) 813-8200
Fax: (650) 494-9193
www.gbbk.com

Corporate Counsel

Manatt, Phelps & Phillips, LLP
11355 West Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000

Certified Public Accountants

PricewaterhouseCoopers LLP
555 California St.
San Francisco, CA 94104
(415) 498-5000

Registrar and Transfer Agent

Wells Fargo Shareowners Services
161 North Concord
Exchange St.
South St. Paul, MN 55975-1139
(800) 468-9716

Additional Financial Reports
For information beyond that shown in this report, shareholders may receive, without charge, the Company's Annual Report on Form 10-K for 2003, which was filed with the SEC, by writing to:

Shawn E. Saunders
Executive Vice President
Finance and Accounting
Greater Bay Bancorp
2860 West Bayshore Road
Palo Alto, CA 94303

Stock Information

Quarter Ended	High	Low	Cash Dividends Declared
2003			
December 31	$29.34	$21.23	$0.135
September 30	22.89	18.53	0.135
June 30	23.30	14.40	0.135
March 31	18.36	12.94	0.135
2002			
December 31	$18.98	$13.62	$0.125
September 30	29.06	17.69	0.125
June 30	36.77	28.78	0.125
March 31	34.63	26.04	0.115

Design: Cahan & Associates, San Francisco, CA Photography: Greg Miller; Jock McDonald (Executive Photos)

GREATER BAY
BANCORP

2860 West Bayshore Road
Palo Alto, CA 94303
(650) 813-8200
www.gbbk.com